





001066309

ARTICLES OF ORGANIZATION
LIMITED LIABILITY COMPANY

SS-4270

Division of Business Services
Department of State
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102
(615) 741-2286

Tre Hargett
Secretary of State

Filing Fee: $50.00 per member
(minimum fee = $300.00, maximum fee = $3,000.00)

For Office Use Only

-FILED-

Control # 001066309

B0787-7612 12/10/2019 12:45 PM Received by Tennessee Secretary of State Tre Hargett

The Articles of Organization presented herein are adopted in accordance with the provisions of the Tennessee Revised Limited Liability Company Act.

1. The name of the Limited Liability Company is: 3rdDegree, LLC

(Note: Pursuant to the provisions of T.C.A. §48-249-106, each Limited Liability Company name must contain the words "Limited Liability Company" or the abbreviation "LLC" or "L.L.C.")

2. Name Consent: (Written Consent for Use of Indistinguishable Name)

☐ This entity name already exists in Tennessee and has received name consent from the existing entity.

3. This company has the additional designation of: None

4. The name and complete address of the Limited Liability Company's initial registered agent and office located in the state of Tennessee is:

ANTHONY HOLLAND
8910 BROOKHILL DR
HIXSON, TN 37343-1297
HAMILTON COUNTY

5. Fiscal Year Close Month: December

6. If the document is not to be effective upon filing by the Secretary of State, the delayed effective date and time is:

Jan 1, 2020 12:00AM (Not to exceed 90 days)

7. The Limited Liability Company will be:

☑ Member Managed ☐ Manager Managed ☐ Director Managed

8. Number of Members at the date of filing: 2

9. Period of Duration: Perpetual

10. The complete address of the Limited Liability Company's principal executive office is:

8910 BROOKHILL DR
HIXSON, TN 37343-1297
HAMILTON COUNTY





ARTICLES OF ORGANIZATION
LIMITED LIABILITY COMPANY

SS-4270

B0787-7613 12/10/2019 12:45 PM Received by Tennessee Secretary of State Tre Hargett

Division of Business Services
Department of State
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102
(615) 741-2286

Tre Hargett
Secretary of State

Filing Fee: $50.00 per member
(minimum fee = $300.00, maximum fee = $3,000.00)

For Office Use Only

-FILED-

Control # 001066309

The name of the Limited Liability Company is: 3rdDegree, LLC

11. The complete mailing address of the entity (if different from the principal office) is:
8910 BROOKHILL DR
HIXSON, TN 37343-1297

12. Non-Profit LLC (required only if the Additional Designation of "Non-Profit LLC" is entered in section 3.)

☐ I certify that this entity is a Non-Profit LLC whose sole member is a nonprofit corporation, foreign or domestic, incorporated under or subject to the provisions of the Tennessee Nonprofit Corporation Act and who is exempt from franchise and excise tax as not-for-profit as defined in T.C.A. §67-4-2004. The business is disregarded as an entity for federal income tax purposes.

13. Professional LLC (required only if the Additional Designation of "Professional LLC" is entered in section 3.)

☐ I certify that this PLLC has one or more qualified persons as members and no disqualified persons as members or holders.

Licensed Profession:

14. Series LLC (optional)

☐ I certify that this entity meets the requirements of T.C.A. §48-249-309(a) & (b)

15. Obligated Member Entity (list of obligated members and signatures must be attached)

☐ This entity will be registered as an Obligated Member Entity (OME) Effective Date: (none)

☐ I understand that by statute: THE EXECUTION AND FILING OF THIS DOCUMENT WILL CAUSE THE MEMBER(S) TO BE PERSONALLY LIABLE FOR THE DEBTS, OBLIGATIONS AND LIABILITIES OF THE LIMITED LIABILITY COMPANY TO THE SAME EXTENT AS A GENERAL PARTNER OF A GENERAL PARTNERSHIP. CONSULT YOUR ATTORNEY.

16. This entity is prohibited from doing business in Tennessee:

☐ This entity, while being formed under Tennessee law, is prohibited from engaging in business in Tennessee.

17. Other Provisions:

Electronic	Hixson
Signature	Title/Signer's Capacity
ANTHONY HOLLAND	Dec 10, 2019 12:45PM
Printed Name	Date

SS-4270 (Rev. 12/12) RDA 2458